UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 9, 2014, SouFun Holdings Limited (the “Company”) announced that certain agreements which the Company previously entered into with IFM Investments Limited (NYSE: CTC) (“Century 21 China”) and certain other parties on October 7, 2014 were terminated in accordance with their terms. As previously disclosed, the Company entered into these agreements, including a securities purchase agreement, a convertible note, a share sale agreement and an investor’s rights agreement, to invest in and cooperate with Century 21 China. Under these agreements, a condition to the Company’s obligations to consummate the transactions contemplated in the agreements was that Century 21 China should have obtained all third party consent within 60 days after the date of the agreements. As a third party consent was not obtained within the 60-day period, the Company decided to terminate the agreements.

The Company’s announcement regarding the termination of these agreements is included as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: December 15, 2014

Exhibit Index

Exhibit 99.1 — Press Release